SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
April 15, 2008
Commission File Number: 000-30586
IVANHOE ENERGY INC.

(Translation of Registrant’s Name into English)
Suite 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1, CANADA

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. *
Form 20-F ☐     Form 40-F ☐

*	The registrant files annual reports under cover of Form 10-K
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐     No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

This Report on Form 6-K incorporates by reference the exhibit attached hereto.

Exhibit	Title

1	Management Proxy Circular
2	Proxy
3	Electronic Shareholder Consent
4	Supplemental Return Card
5	Notice of Meeting

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE ENERGY INC.
Date: April 15, 2008	By:	/s/ Beverly A. Bartlett
Beverly A. Bartlett
Vice President & Corporate Secretary

Exhibit 1
Notice of Annual Meeting of the Shareholders
and
Management Proxy Circular
of
IVANHOE ENERGY INC.
DATED: April 15, 2008

IVANHOE ENERGY INC.
654 — 999 Canada Place
Vancouver, BC V6C 3E1
Telephone: 604-688-8323 Fax: 604-682-2060
Notice of Annual General Meeting of Shareholders
May 29, 2008
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of IVANHOE ENERGY INC. (the “Company”) will be held in Suite 629 — 999 Canada Place, Vancouver, British Columbia on Thursday, May 29, 2008, at 9:00 AM local time (the “Meeting”) for the following purposes:
1.	to receive the report of the directors;

2.	to receive the Company’s audited financial statements for the financial year ended December 31, 2007 and the auditor’s report thereon;

3.	to elect directors for the ensuing year;

4.	to appoint auditors for the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	to consider and, if thought advisable, to pass an ordinary resolution authorizing the Company to: (a) amend its Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”) by (i) increasing the maximum number of common shares available for issuance thereunder from 24,000,000 common shares to 29,250,000 common shares; (ii) increasing the maximum number of common shares of the Company which may be allocated for issuance under the Bonus Plan component of the Equity Incentive Plan from 2,400,000 common shares to 2,900,000 common shares, (iii) making certain technical amendments to the Equity Incentive Plan; and (b) ratifying the grant of excess stock options made pursuant to the Equity Incentive Plan all as more particularly described in the Management Proxy Circular that accompanies this Notice; and

6.	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The Board of Directors has fixed April 11, 2008 as the record date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.
A Management Proxy Circular and a form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting. The audited consolidated financial statements of the Company for the year ended December 31, 2007, and the auditor’s report thereon, are expected to be mailed to shareholders on or about April 24, 2008.
A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.
DATED at Vancouver, British Columbia, this 15th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Beverly A. Bartlett”

Beverly A. Bartlett
Vice President & Corporate Secretary

IVANHOE ENERGY INC.
Suite 654 — 999 Canada Place
Vancouver, British Columbia V6C 3E1
MANAGEMENT PROXY CIRCULAR
This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of IVANHOE ENERGY INC. (the “Company”) for use at the annual meeting (the “Meeting”) of its shareholders to be held on May 29, 2008, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Unless otherwise stated, this Management Proxy Circular contains information as at March 31, 2008.
SOLICITATION OF PROXIES
The solicitation of proxies by management will be primarily by mail, but proxies may be solicited by directors, officers and regular employees of the Company personally, by telephone or by means of electronic communication.
All costs of this solicitation will be borne by the Company.
APPOINTMENT OF PROXYHOLDERS
A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.
The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the accompanying form of proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.
An appointment of a proxyholder or alternate proxyholder will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, is deposited with CIBC Mellon Trust Company by facsimile to (416) 368-3976 or 1-866-781-3111, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1 or P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by hand to The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof at which the form of proxy is to be used.
REVOCATION OF PROXIES
A shareholder who has given a proxy may revoke it:
(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing:
(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or an adjournment thereof, at which the form of proxy is to be used;

(ii)	at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the form of proxy is to be used;

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof; or
(b)	in any other manner provided by law.
The revocation of a proxy will not affect a matter on which a vote is taken before the revocation.
EXERCISE OF DISCRETION
On a poll, the nominees named in the accompanying form of proxy will vote or withhold from voting the common shares represented thereby in accordance with the instructions of the shareholder. The form of proxy will confer discretionary authority on the nominees named therein with respect to:
(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of auditors and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.
In respect of a matter for which a choice is not specified in the form of proxy, the nominees named in the accompanying form of proxy will vote the common shares represented by the form of proxy at their own discretion for the approval of such matter.
As of the date of this Management Proxy Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee named in the accompanying form of proxy intends to vote thereon in accordance with the nominee’s best judgment.
VOTING BY NON-REGISTERED SHAREHOLDERS
Only registered shareholders of the Company or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. Common shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers, securities brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy and other materials, if any (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:
(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular form of proxy accompanied by a page of instructions which contains a removable label with a bar code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the form of proxy. In this case, the Non-Registered Shareholder who wishes to submit a form of proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s common shares of the Company are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.
VOTES NECESSARY TO PASS RESOLUTIONS
The Company’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, common shares carrying, in the aggregate, not less than thirty-three and one-third percent (33-1/3%) of the votes eligible to be cast at the Meeting.
Under the Yukon Business Corporations Act (the “YBCA”) a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass a special resolution.
Shareholders will be asked to elect directors and appoint auditors for the ensuing year. If there are more nominees for election as directors or appointment as the Company’s auditors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.
At the Meeting, shareholders will be asked to consider and, if warranted, to pass an ordinary resolution, the full text of which is set out as Schedule “A” hereto (the “Equity Incentive Plan Amendment Resolution”), (a) authorizing the Company to amend its existing Equity Incentive Plan by (i) increasing the maximum number of common shares of the Company which may be allocated for issuance thereunder from 24,000,000 common shares to 29,250,000 common shares; (ii) increasing the maximum number of common shares issuable under the Bonus Plan component of the Incentive Plan from 2,400,000 common shares to 2,900,000 common shares; (iii) making other technical amendments to the existing Equity Incentive Plan; and (b) ratifying the grant of excess stock options made pursuant to the Equity Incentive Plan all as more particularly described in this Management Proxy Circular under the heading “Particulars of Matters To Be Acted Upon — Amendment of Equity Incentive Plan”. The Equity Incentive Plan Amendment Resolution is an ordinary resolution and, as such, requires approval by a majority of the votes cast by shareholders at the Meeting.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company or is a proposed nominee for election as a director of the Company (or an associate or affiliate of such director, director nominee or executive officer) at any time since the beginning of the Company’s last financial year in any matter to be acted upon at the Meeting other than the proposed amendment of the Equity Incentive Plan.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The Company has an authorized capital consisting of an unlimited number of common shares without par value and an unlimited number of preference shares without par value.
As of March 31, 2008 the Company had outstanding 244,873,349 fully paid and non-assessable common shares without par value, each carrying the right to one vote. As of such date, there were no preference shares issued and outstanding.
A holder of record of one or more common shares on the securities register of the Company at the close of business on Friday, April 11, 2008, (the “Record Date”) who either attends the Meeting personally or deposits a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have such common shares voted at the Meeting, except to the extent that
(a)	the shareholder has transferred the ownership of any such common shares after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred common shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.
To the knowledge of the Company’s directors and executive officers, as at March 31, 2008 the only person who beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, the approximate number of common shares so owned, controlled or directed, and the percentage of voting shares of the Company represented by such shares and the share ownership by the current directors and executive officers of the Company as a group are:

			Percentage of
	Number		Shares
Name and Address	of Shares(1)		Outstanding(1)

Robert M. Friedland Singapore	51,511,725	(2)(3)	20.36%

Directors and Executive Officers as a Group	64,951,628	(4)(5)	25.67%

(1)	Beneficial ownership is determined in accordance with applicable securities laws and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(2)	917,105 common shares are held directly by Mr. Friedland. 50,594,620 common shares are held indirectly, through Newstar Securities SRL, Premier Mines SRL and Evershine SRL, companies controlled by Mr. Friedland.

(3)	Includes 2,200,000 unissued common shares issuable to Mr. Friedland upon the exercise of outstanding share purchase warrants and 500,000 vested options.

(4)	Includes 8,145,407 unissued common shares issuable to directors and executive officers upon exercise of incentive stock options and outstanding share purchase warrants.

(5)	Includes 51,511,725 commons shares beneficially owned, directly and indirectly, by Robert M. Friedland.
ELECTION OF DIRECTORS
The Company’s articles provide that the number of directors of the Company will be a minimum of three and a maximum of thirteen. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Company or, if no director is then elected, until a successor is elected.
The following tables provide information on the nominees proposed for election to the Company’s board of directors. Included in these tables is information relating to each nominee’s committee memberships, meeting attendance, public board memberships, equity ownership, principal occupation, business or employment and the period of time during which each has been a director of the Company. This information is as at March 31, 2008.
Management’s nominees for election as directors are as follows:

A. Robert Abboud
Barrington Hills, IL, USA
Age: 78
Director Since: 2006
Director Status:
Independent(2)
Areas of Experience:
Board
Banking
International Finance
International Project Management
Public Capital Markets
Robert Abboud is President of A. Robert Abboud and Company, a private investment company, and has enjoyed a 45-year career in oil and gas, banking and foreign affairs. He was previously President and Chief Operating Officer of Occidental Petroleum Corporation, Chairman of First Chicago Corporation and The First National Bank of Chicago, Chairman of First City Bancorporation of Texas, Chairman of ACB International, Ltd., a joint venture which included the Bank of China and a subsidiary of the Chinese Ministry of Foreign Relations and Trade. Mr. Abboud has served as a member of the Board of Directors of AMOCO and as Audit Committee Chairman for AAR Corporation, Alberto-Culver Company, Hartmarx Corporation, ICN Pharmaceuticals Inc. and Inland Steel Industries.
Mr. Abboud was appointed as Independent Co-Chairman and Lead Director of the Company in May 2006 and serves as a member of the Audit and Business Development Committees.
B.A. (Cum Laude), 1951, Harvard College; J.D., 1956, Harvard Law School; M.B.A., 1958 — Baker Scholar, Harvard Business School; Certified Commercial Lender, 1975, American Bankers Association; Member Illinois, Massachusetts and Federal Bar and the American Bar Association.
Principal Occupation, Business or Employment
President, A. Robert Abboud and Company (1984 — present)

Board/Committee			Public Board Membership
Membership:	Attendance:		Company:	Since:
Board of Directors	13 of 13	100%	n/a	n/a
Audit (member since Nov, 2007)	1 of 1	100%
Business Development	3 of 3	100%
Compensation (ex officio)(10)	5 of 5	100%
Nominating and Corporate Governance (ex officio)(10)	7 of 7	100%
Non-Management Directors	7 of 7	100%
Common Shares Beneficially Owned, Controlled or Directed:

			Total Market Value
			of Common		Minimum Required(8)
Year	Common Shares(3)		Shares(4)		(by Mar. 8/09)
2008	200,000		$376,000		U.S.$	72,000
2007	400,000	(11)	$480,000	(Shares)	U.S.$	750,000
Options Held:

Date Granted	Expiry Date	Number Granted	Vested / Unvested	Exercise Price(5)		Total Unexercised	Value of Options Unexercised(6)
May 15, 2006	May 15, 2011	580,000	232,000/348,000	US$	2.85	580,000	$0

Robert M. Friedland
Singapore
Age: 57
Director Since: 1995
Director Status:
Non-Independent(1)
Areas of Experience:
CEO/Board
Finance
Mining Industry
Public Capital Markets
Managing/Leading Growth
Robert Friedland, a co-founder of Ivanhoe Energy Inc., has been a director of the Company since 1995 and Deputy Chairman since 1999. Mr. Friedland was appointed as Deputy Chairman — Capital Markets in May 2006. Mr. Friedland is the founder and Executive Chairman of Ivanhoe Mines Ltd., a Canadian public company with extensive operating, development and exploration interests in several countries in the Asia Pacific region.
Mr. Friedland is also Chairman and President of Ivanhoe Capital Corporation, his family’s private, Singapore and Beijing-based company that specializes in providing venture capital and project financing for international business enterprise, predominantly in the resources sector.
Mr. Friedland was named 2006 Mining Person of the Year by the Northern Miner publishing group of Canada. Following his role in the discovery and sale of the Voisey 1s Bay nickel-copper-cobalt deposit in Eastern Canada, Mr. Friedland was named Developer of the Year in 1996 by the Prospectors and Developers Association of Canada for his work in establishing and financing companies engaged in mineral exploration and development around the world.
B.A., 1974, Political Science, Reed College.
Principal Occupation, Business or Employment
Chairman, Ivanhoe Mines Ltd. (March 1994 — present); Chief Executive Officer, Ivanhoe Mines Ltd. (March 1994 — 2006); Chairman and President, Ivanhoe Capital Corporation (1998 — present)

Board/Committee			Public Board Membership
Membership:	Attendance:		Company:	Since:
Board of Directors	10 of 13	77%	Ivanhoe Mines Ltd.	1994
Business Development	0 of 3	—	(TSX; NYSE; NASDAQ)
Non-Management Directors	0 of 7	—
Common Shares Beneficially Owned, Controlled or Directed:

			Total Market Value
			of Common
Year	Common Shares(3)		Shares(4)	Minimum Required(8)
2008	51,011,725	(12)	$91,766,043	n/a
2007	51,011,725	(12)	$117,148,140	n/a
Options Held:

Date Granted	Expiry Date	Number Granted	Vested / Unvested	Exercise Price(5)	Total Unexercised	Value of Options Unexercised(6)
Mar. 5, 2008	Mar. 5, 2013	2,500,000	500,000/2,000,000	Cdn.$1.61	2,500,000	$675,000

Dr. Robert G. Graham
Ottawa, ON, Canada
Age: 54
Director Since: 2005
Director Status:
Non-Independent(1)
Areas of Experience:
CEO/Board
Chemical Engineering
Petroleum Engineering
Project Management
Oil and Gas Industry
Dr. Robert Graham is the co-founder and Chairman of Ensyn Corporation. He has been working on the commercial development of the RTP™ biomass refining and petroleum upgrading technologies since the early 1980’s. This work culminated in the development of commercial RTP applications in the wood industry in the late 1980’s and the establishment of Ensyn Renewables Inc. to capitalize on commercial projects for this business. In 1997, Dr. Graham initiated the application of this commercial RTP™ technology in the petroleum industry.
Dr. Graham has been a director with the Company since April, 2005 and was the Company’s Chief Technology Officer from April 1 to September 30, 2007. Dr. Graham serves as a member of the Business Development Committee.
B.Sc., 1974, Carleton University; B.Sc. Honours, 1976, Carleton University; M.Eng., 1978, University of Western Ontario; Ph.D., 1993, Chemical Engineering University of Western Ontario.
Principal Occupation, Business or Employment
Chairman of Ensyn Corporation (June 2007 — Present); President and Chief Executive Officer, Ensyn Corporation (April 2005 — June 2007); Chairman and Chief Executive Officer, Ensyn Group (October 1984 — April 2005)

Board/Committee			Public Board Membership
Membership:	Attendance:		Company:	Since:
Board of Directors	9 of 13	69%
Business Development (member since Sept. 2007)	1 of 1	100%	n/a	n/a
Common Shares Beneficially Owned, Controlled or Directed:

		Total Market Value
		of Common
Year	Common Shares(3)	Shares(4)	Minimum Required(8)
2008	4,725,112	$8,883,211	U.S.$72,000
2007	5,218,755	$12,525,012	U.S.$72,000
Options Held:

Date Granted	Expiry Date	Number Granted	Vested / Unvested	Exercise Price(5)	Total Unexercised	Value of Options Unexercised(6)
Mar. 8, 2007	Mar. 8, 2012	200,000	140,000/60,000	Cdn$2.29	200,000	$0
May 4, 2006	May 4, 2011	50,000	20,000/30,000	Cdn$3.12	50,000	$0
May 5, 2005	May 5, 2010	150,000	90,000/60,000	Cdn$3.01	150,000	$0

Robert A. Pirraglia
Boca Raton, Fl., USA
Age: 58
Director Since: 2005
Director Status:
Independent(2) (7)
Areas of Experience:
Board
Law
Finance
International Project Management
Public Capital Markets
Robert Pirraglia is an engineer and attorney with more than 25 years of experience in the development of energy projects and projects employing innovative technologies. He currently serves as Executive Vice President and director of Ensyn Corporation and is also a director of Pirraglia Associates, Inc. and RRP Development Holdings, LLC. In addition to being a founder and manager of several energy and waste processing companies, Mr. Pirraglia provided management and business consulting services to various U.S., Canadian and European companies.
Mr. Pirraglia has been a director of the Company since April 2005 and is the Chair of the Business Development Committee and a member of the Nominating and Corporate Governance Committee.
B.E.E., 1969, New York University; J.D., 1974, Fordham University School of Law.
Principal Occupation, Business or Employment
Executive Vice President, Ensyn Corporation (October 2007 — Present); Chief Operating Officer and Vice President, Ensyn Corporation (April 2005 — October 2007); Chief Operating Officer and Vice President, Ensyn Group, Inc. (September 1998 — April 2005)

Board/Committee			Public Board Membership
Membership:	Attendance:		Company:	Since:
Board of Directors	13 of 13	100%	n/a	n/a
Audit (resigned as member Nov. 2007)	3 of 3	100%
Nominating and Corporate Governance	7 of 7	100%
Business Development	3 of 3	100%
Non-Management Directors	7 of 7	100%
Common Shares Beneficially Owned, Controlled or Directed:

		Total Market Value
		of Common	Minimum Required(8)
Year	Common Shares(3)	Shares(4)	(by Mar. 8/09)
2008	223,396	$419,984	U.S.$72,000
2007	226,266	$543,038	U.S.$72,000
Options Held:

Date Granted	Expiry Date	Number Granted	Vested / Unvested	Exercise Price(5)		Total Unexercised	Value of Options Unexercised(6)
May 3, 2007	May 3, 2012	50,000	0/50,000	US$	2.06	50,000	$0
May 4, 2006	May 4, 2011	50,000	20,000/30,000	US$	2.80	50,000	$0
May 5, 2005	May 5, 2010	200,000	120,000/80,000	US$	2.42	200,000	$0

Howard Balloch
Beijing, China
Age: 56
Director Since: 2002
Director Status:
Independent(2)
Areas of Experience:
CEO/Board
Finance
Governance
Compensation
International Politics
Public Capital Markets
Howard Balloch is President and founding member of the investment advisory firm, The Balloch Group. A veteran Canadian diplomat, Mr. Balloch began serving as Canada’s ambassador to the People’s Republic of China, Mongolia and the Democratic People’s Republic of Korea in 1996 after a 20-year career in the Government of Canada’s Department of Foreign Affairs and International Trade. Mr. Balloch was the President and Chief Executive Officer of the Canada China Business Council from 2001 until 2006.
Mr. Balloch has been a director of the Company since January, 2002. Presently, Mr. Balloch is the Chair of both the Nominating and Corporate Governance and Compensation and Benefits Committees and a member of the Audit and Business Development Committees.
Université Laval, 1969; B.A.(Honours) Political Science and Economics, McGill University, 1971; M.A. International Relations, McGill University,1972; Ph.D. Studies, University of Toronto; Fondation Nationale de Sciences Politiques, Paris, 1973-76.
Principal Occupation, Business or Employment
President, The Balloch Group (July 2001 — present); President, Canada China Business Council (July 2001 — 2006); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 — July 2001)

Board/Committee			Public Board Membership
Membership:	Attendance:		Company:	Since:
Board of Directors	11 of 13	85%	Ivanhoe Mines Ltd. (TSX; NYSE; NASDAQ)	2005
Audit	4 of 4	100%	Methanex Corporation (TSX; NASDAQ)	2004
Compensation — Chair	5 of 5	100%		2003
Nominating and Corporate Governance — Chair	7 of 7	100%	Tiens Biotech Group USA Inc. (AMEX; OTCBB) (Audit Committee Chair — 2005-Present)	2006
Business Development	3 of 3	100%	East Energy Corp. (TSX-V)
Non-Management Directors	7 of 7	100%
Common Shares Beneficially Owned, Controlled or Directed:

		Total Market Value
		of Common	Minimum Required(8)
Year	Common Shares(3)	Shares(4)	(by Mar. 8/09)
2008	50,000	$94,000	U.S.$72,000
2007	nil	$0	U.S.$72,000
Options Held:

Date Granted	Expiry Date	Number Granted	Vested / Unvested	Exercise Price(5)	Total Unexercised	Value of Options Unexercised(6)
May 3, 2007	May 3, 2012	50,000	0/50,000	Cdn$2.30	50,000	$0
May 4, 2006	May 4, 2011	50,000	20,000/30,000	Cdn$3.12	50,000	$0
May 5, 2005	May 5, 2010	50,000	30,000/20,000	Cdn$3.01	50,000	$0
Dec. 2, 2003	Dec. 2, 2008	50,000	50,000/0	Cdn$5.37	50,000	$0

Brian F. Downey
Lake in the Hills, IL, USA
Age: 66
Director Since: 2005
Director Status:
Independent(2)
Areas of Experience:
CEO/Board
Banking
Finance
Public Capital Markets
From 1986 to 1995, Mr. Downey was President and CEO of Credit Union Central of Canada, the national trade association and national liquidity facility for all credit unions in Canada. Mr. Downey went on to become a partner and the CEO of Lending Solutions, Inc., a full-service loan call centre located in the U.S. whose clients are primarily U.S. and Canadian financial institutions.
Mr. Downey joined the Board of Directors in July, 2005 and was appointed Chairman of the Audit Committee at that time. Mr. Downey also serves as a member of the Compensation and Benefits and Business Development Committees.
C.M.A., 1972, University of Manitoba; Member of the Society of Management Accountants of Ontario.
Principal Occupation, Business or Employment
President, Downey & Associates Management Inc. (July 1986 — present); Partner/Owner, Lending Solutions, Inc. (November 1995 — January 2002); Financial Advisor, Lending Solutions Inc. (January 2002 — present).

Board/Committee			Public Board Membership
Membership:	Attendance:		Company:	Since:
Board of Directors	13 of 13	100%	n/a	n/a
Audit — Chair	4 of 4	100%
Compensation	5 of 5	100%
Business Development	3 of 3	100%
Non-Management Directors	7 of 7	100%
Common Shares Beneficially Owned, Controlled or Directed:

		Total Market Value
		of Common	Minimum Required(8)
Year	Common Shares(3)	Shares(4)	(by Mar. 8/09)
2008	50,000	$94,000	U.S.$72,000
2007	nil	$0	U.S.$72,000
Options Held:

Date Granted	Expiry Date	Number Granted	Vested / Unvested	Exercise Price(5)		Total Unexercised	Value of Options Unexercised(6)
May 3, 2007	May 3, 2012	50,000	0/50,000	US$	2.06	50,000	$0
May 4, 2006	May 4, 2011	50,000	20,000/30,000	US$	2.80	50,000	$0
Jul. 22, 2005	Jul. 22, 2010	150,000	90,000/60,000	US$	2.32	150,000	$0

Peter Meredith
Vancouver, British
Columbia, Canada
Age: 64
Director Since: 2007
Director Status:
Independent(2)
Areas of Experience:
CEO/Board
Finance
Mining Industry
Financially Literate
Public Capital Markets
Mr. Peter Meredith joined the Board of Directors of the Company in December, 2007 and serves as a member of the Business Development Committee.
Presently, Mr. Meredith is the Deputy Chairman of Ivanhoe Mines Ltd. since May, 2006 and oversees the business development and corporate relations of the company. Mr. Meredith was the Chief Financial Officer of Ivanhoe Mines Ltd. from May, 2004 to May, 2006 and from June, 1999 to November, 2001. He served as a director of the Company from 1996 to 1999 and as its Chief Financial Officer from 1999 to 2000. He has been the Chief Executive Officer of SouthGobi Energy Resources Ltd. since June, 2007.
Prior to joining the Ivanhoe Mines Ltd., Mr. Meredith spent 31 years with Deloitte & Touche LLP, chartered accountants, and retired as a partner in 1996. Mr. Meredith is a Chartered Accountant and a Certified Management Accountant.
Member of the Canadian Institute of Chartered Accountants (1968), member of the Society of Industrial Accountants (1971).
Principal Occupation, Business or Employment
Deputy Chairman, Ivanhoe Mines Ltd. (May 2006 — present); Chief Executive Officer, SouthGobi Energy Resources Ltd. (June 2007 — present); Chief Financial Officer, Ivanhoe Capital Corporation (1996 — present)

Board/Committee			Public Board Membership
Membership:	Attendance:		Company:	Since:

Board of Directors (member since Dec. 2007)	1 of 1	100%	Ivanhoe Mines Ltd. (TSX; NYSE; NASDAQ) Jinshan Gold Mines Inc. (TSX) SouthGobi Energy Resources Ltd. (TSX-V) Entrée Gold Inc. (TSX; AMEX) Great Canadian Gaming Corporation (TSX)	2005 2004 2003 2002 2000
Common Shares Beneficially Owned, Controlled or Directed:

Year	Common Shares(3)	Total Market Value of Common Shares(4)	Minimum Required(8) (by Dec. 19/09)
2008	nil	$0	U.S.$72,000
2007	nil	$0	n/a
Options Held:

Date Granted	Expiry Date	Number Granted	Vested / Unvested	Exercise Price(5)	Total Unexercised	Value of Options Unexercised(6)
Dec. 19, 2007	Dec. 19, 2012	150,000	30,000/120,000	Cdn$1.52	150,000	$54,000
Mar. 11, 2008	Mar. 11, 2013	100,000	20,000/80,000	Cdn$1.68	100,000	$20,000

(1)	See the section entitled “Corporate Governance” starting on page 29 for a description of the reasons why the Company does not consider this nominee to be independent.

(2)	“Independent” refers to the standards of independence established under Canadian Securities Administrators’ National Instrument 58-101 and the NASDAQ Marketplace Rules.

(3)	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised, by the nominee as of March 31, 2008 and March 14, 2007, respectively. Unissued common shares subject to warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(4)	“Total Market Value” is calculated by multiplying the Canadian dollar closing price of the common shares on the Toronto Stock Exchange on each of March 31, 2008 ($1.88) and March 14, 2007 ($2.40), respectively, by the number of common shares held by the nominee as of those dates, excluding any unissued common shares issuable pursuant to the exercise of share purchase warrants or other convertible securities.

(5)	“Exercise Price” is an amount equal to not less than 100% of the weighted average price of the Company’s shares during the five trading day period preceding the date of grant.

(6)	For those options priced in Canadian dollars, the “Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the common shares on the Toronto Stock Exchange on March 31, 2008 and the Exercise Price of the options multiplied by the number of unexercised options on March 31, 2008, vested and unvested. For those options priced in U.S. dollars, the value is calculated using the closing price of the common shares on the NASDAQ on March 31, 2008.

(7)	Under the terms of the Company’s April 2005 acquisition of Ensyn Group, Inc. (“Ensyn”), the Company granted to Ensyn the right to designate two individuals for appointment to the Company’s board of directors and agreed to use reasonable best efforts to nominate Ensyn’s designees for re-election to the board of directors annually for at least five years. Ensyn’s designees, Dr. Robert Graham and Mr. Robert Pirraglia, were originally appointed to the board of directors on April 15, 2005.

(8)	The Company’s policy requires that each non-management director hold common shares having a Total Market Value equal to not less than 3 times his basic annual retainer. Each non-management director is required to meet this ownership requirement within 2 years of joining the Board or by March 8, 2009, whichever is later.

(9)	Mr. Abboud acquired 200,000 warrants to purchase common shares for a period of two years as a participant in a private placement offering by the Company on April 15, 2005. Although the term of such warrants was extended for one year in 2007, Mr. Abboud, as an insider of the Company, did not participate in the extension and accordingly the warrants expired on April 15, 2007.

(10)	As Lead Director, Mr. Abboud participates ex officio in the meetings of all committees of the Board of Directors of the Company.

(11)	Included 200,000 unissued common shares issuable pursuant to the exercise of share purchase warrants which were not exercised.

(12)	Includes 2,200,000 common shares issuable pursuant to the exercise of share purchase warrants exercisable within 60 days of the issuance of the warrants.
Summary of Board and Committee Meetings Held
The following table summarizes Board and Committee meetings held during the year ended December 31, 2007:

Board of Directors	13
Audit Committee	4
Compensation and Benefits Committee	5
Corporate Governance and Nominating Committee	7
Business Development Committee	3
Non-Management Directors	7
During 2007, 7 of the 13 meetings of the Board were held by teleconference. In addition, there were 4 resolutions passed in writing by the Board in 2007. Resolutions in writing must be executed by all of the directors entitled to vote on a matter.
EXECUTIVE COMPENSATION
In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of the Company’s Chief Executive Officer and Chief Financial Officer as at December 31, 2007, and each of the Company’s three most highly compensated executive officers whose annual compensation exceeded Cdn.$150,000 in the year ended December 31,

2007 (collectively, the “Named Executive Officers”). During the year ended December 31, 2007, the aggregate compensation paid to all of the Company’s executive officers whose annual compensation exceeded Cdn.$40,000 was U.S.$2,353,067.
Summary Compensation Table
The following table sets forth a summary of all compensation paid during the years ending December 31, 2007, 2006 and 2005 to each of the Named Executive Officers:
SUMMARY COMPENSATION TABLE (U.S.$)

					Long Term Compensation
					Awards
					Securities	Shares or
					Under	Share
		Annual Compensation			Options/	Units
				Other	SARs	Subject to	Payouts	All Other
Name and				Annual	Granted	Resale	LTIP	Compensation
Principal Position	Year	Salary	Bonus(3)(5)	Compensation	(#)	Restrictions	Payouts	(4)
Joseph I. Gasca	2007	313,750	—	—	—	—	—	20,500
President & Chief	2006	152,417	—	—	1,000,000	—	—	9,200
Executive	2005	—	—	—	—	—	—	—
Officer(1)
W. Gordon Lancaster	2007	243,600	—	—	—	—	—	—
Chief Financial Officer	2006	231,000	80,000	—	—	—	—	—
	2005	225,000	—	—	—	—	—	—
David R. Martin	2007	281,250	—	—	—	—	—	20,500
Executive Co-Chairman	2006	270,000	90,000	—	—	—	—	20,000
	2005	270,000	—	—	—	—	—	16,200
E. Leon Daniel	2007	310,000	—	—	—	—	—	20,500
Deputy Chairman —	2006	340,000	100,000	—	—	—	—	20,000
Projects and Engineering	2005	340,000	—	—	500,000	—	—	16,200
Edwin J. Veith	2007	194,877	—	—	158,000	—	—	15,500
Executive Vice President,	2006	—	—	—	—	—	—	—
Upstream(2)	2005	—	—	—	—	—	—	—

(1)	Mr. Gasca was appointed President and Chief Operating Officer effective July 2006 and was appointed the President and Chief Executive Officer on January 29, 2007.

(2)	Mr. Veith was appointed as Executive Vice President, Upstream in September 2007.

(3)	Bonuses earned were paid in cash and common shares from the Company’s Employees’ and Directors’ Equity Incentive Plan at fair market value on the date of approval by the Compensation Committee.

(4)	The Company’s matching contribution to the 401(k) plan, a U.S. defined contribution retirement plan available to U.S. employees.

(5)	As of the date of this Management Proxy Circular, the Company’s Compensation Committee has not made a final recommendation to the board of directors with respect to the payment of bonuses to the Company’s executive officers in respect of 2007. Pending the Compensation Committee’s recommendation and a decision by the board of directors to award bonuses to some or all of the Company’s executive officers, the amount of any bonuses payable to the Named Executive Officers in respect of 2007 cannot presently be determined.
Long Term Incentive Plan
The Company does not presently have a long-term incentive plan for any of its executive officers, including its Named Executive Officers.

Options and Stock Appreciation Rights (SARs)
During the year ended December 31, 2007, the Company granted to one of its Named Executive Officers incentive stock options exercisable to purchase up to 158,000 common shares. No other incentive stock options or freestanding SARS were granted to any other Named Executive Officer during the year ended December 31, 2007. The following table provides details regarding the incentive stock options granted:
OPTION/SAR GRANTS IN LAST FISCAL YEAR

Percent of
		Total		Market Value of
		Options/		Securities
		SARs		Underlying
	Securities,	Granted to	Exercise	Options/ SARs
	Under	Employees	or	on the Date of
	Options/SARs Granted	in Financial	Base Price	Grant
Name	(#)	Year	(U.S.$/Security)	(U.S.$/Security)	Expiration Date
Edwin J. Veith	158,000(1)	4.9%	$1.92	$303,360	October 4, 2012

(1)	80% of these incentive stock options vest and become exercisable incrementally as certain business development milestones are achieved.
On March 5, 2008, in anticipation of Robert M. Friedland’s appointment as Chief Executive Officer, the Board awarded Mr. Friedland 2.5 million incentive stock options, at an exercise price of Cdn. $1.61. Twenty percent of the incentive stock options vested on the date of the grant, with an additional 20% vesting upon the anniversary of the award date each year for the next four years.
AGGREGATED OPTION EXERCISES
During the year ended December 31, 2007, incentive stock options were exercised by a Named Executive Officer to acquire 1,091,195 common shares. The following table indicates for each of the Named Executive Officers the number and value of incentive stock options for common shares which were exercised during the year ended December 31, 2007, the number of exercisable and unexercisable incentive stock options held by each of the Named Executive Officers that remained unexercised as at December 31, 2007 and the value of all unexercised in-the-money incentive stock options as at that date.
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

Number of Securities
			Underlying Unexercised	Value of Unexercised In-
			Options at December 31,	the-Money Options at
	Shares		2007	December 31, 2007
	Acquired		(#)	(U.S.$)
	on Exercise	Value Realized	Exercisable/	Exercisable/
Name	(#)	(U.S.$)	Unexercisable	Unexercisable
Joseph I. Gasca	—	—	500,000 / 500,000	—
W. Gordon Lancaster	—	—	250,000 / 0	—
David R. Martin	1,091,195	1,917,154	2,062,500/0	2,198,158/0
E. Leon Daniel	—	—	466,667 / 200,000	177,629/0
Ed Veith	—	—	168,694 / 332,040	—

(1)	The value of unexercised in-the-money options at financial year-end is the difference between the closing price of the Company’s common shares on December 31, 2007 on the Toronto Stock Exchange (Cdn$1.55) and the exercise prices. This value has not been, and may never be, realized. The actual gains, if any, on exercise will depend on the value of the Company’s common shares on the date of option exercise.

Option and SAR Repricings
No options or freestanding SARS were re-priced during the year ended December 31, 2007.
Defined Benefit or Actuarial Plan Disclosure
The Company does not presently provide a pension plan for its employees. However, in 2001, the Company adopted a defined contribution retirement or thrift plan (“401(k) Plan”) to assist U.S. employees in providing for retirement or other future financial needs. Employees’ contributions (up to the maximum allowed by U.S. tax laws) were matched 100% by the Company in 2007. The Company’s matching contributions to the 401(k) Plan were U.S.$0.5 million, U.S.$0.4 million and U.S.$0.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.
Employment Contracts, Termination of Employment and Change-In-Control Arrangements
The Company has written contracts of employment with the Chief Executive Officer, Joseph I. Gasca and the Chief Financial Officer, Gordon Lancaster. The Company does not currently have written employment contracts with any of its other Named Executive Officers.
Mr. Gasca’s employment contract respecting his employment as President and Chief Operating Officer commenced on May 15, 2006. Mr. Gasca was elevated to the position of President and Chief Executive Officer on January 29, 2007 but his employment contract was not otherwise amended. Mr. Gasca’s contract established his initial annual base salary and provides for a term of employment of three years unless terminated earlier in accordance with the provisions of the contract. The Company may terminate Mr. Gasca’s employment for cause without payment of any compensation. The Company may terminate Mr. Gasca’s employment without cause by making a lump sum payment equal to twelve monthly payments of Mr. Gasca’s base salary. Under the terms of the contract, Mr. Gasca was granted incentive stock options exercisable to acquire 1,000,000 common shares which are exercisable for ten years and vest over three years. If Mr. Gasca’s employment is terminated within twelve months of a change of control of the Company, Mr. Gasca is entitled to receive a lump sum payment in an amount equal to his annual base salary. At the discretion of the Company’s board of directors, Mr. Gasca is eligible for an annual bonus in an amount determined by the board.
Mr. Lancaster’s employment contract respecting his employment as Chief Financial Officer commenced on January 1, 2004. Mr. Lancaster’s contract established his initial annual base salary but does not provide for a fixed term of employment. The Company may terminate Mr. Lancaster’s employment for any reason upon six months’ prior written notice. Under the terms of the contract, Mr. Lancaster was granted incentive stock options exercisable to acquire 250,000 common shares exercisable for five years and vesting over four years.
Director Compensation
Each non-management director receives director fees of $2,000 per month. Mr. Brian Downey receives an additional payment of $7,500 per annum for acting as the Chairman of the Audit Committee. The Chairman of the Compensation and Benefits Committee and the Chairman of the Nominating and Corporate Governance Committee, Mr. Howard Balloch, receives an additional payment of $5,000 per annum per Committee for acting as such. Mr. Robert A. Pirraglia, receives an additional payment of $5,000 per annum for acting as the Chairman of the Business Development Committee. Each non-management director receives a fee of $1,000 for participation in each Board of Directors meeting and each Committee meeting attended in person or via conference call. The Company does not pay any other cash or fixed compensation to its directors for acting as such. The Company reimburses directors for expenses they reasonably incur in the performance of their duties as directors. Each of the Company’s directors is also eligible to participate in the Employees’ and Directors’ Equity Incentive Plan.
The Company compensated certain of its non-management directors for acting as consultants. Details of these arrangements are as follows:

•	during the year ended December 31, 2007, the Company paid J. Steven Rhodes a monthly fee of U.S.$4,950.00 for providing business development consulting services;

•	during the year ended December 31, 2007, the Company paid a company controlled by Dr. Robert Graham fees for certain technical consulting services provided personally by Dr. Graham. The Company also paid additional amounts to a company in which Dr. Graham is a significant shareholder for services rendered by that company. See “Interest of Informed Persons in Material Transactions”; and

•	during the year ended December 31, 2007, the Company paid a company controlled by Shun-ichi Shimizu certain fees and expenses for providing business development consulting and other services. See “Interest of Informed Persons in Material Transactions”.
Equity Incentive Plan
For particulars on the Company’s Equity Incentive Plan see “Particulars of Matters to be Acted Upon” at page 23.
Composition of Compensation Committee
The Company’s Compensation Committee consists of Howard Balloch, J. Steven Rhodes and Brian F. Downey. None of Messrs. Balloch, Rhodes or Downey is, or at any time has been, an officer or employee of the Company or any of its subsidiaries. Since the beginning of the most recently completed financial year, which ended on December 31, 2007, none of Messrs. Balloch, Rhodes or Downey was indebted to the Company or any of its subsidiaries or had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. None of the Company’s executive officers serve as a member of the compensation committee or board of directors of any entity that has an executive officer serving as a member of the Compensation Committee or board of directors of the Company.
Report on Executive Compensation
          Compensation and Benefits Committee and Approach to Executive Compensation
The Company’s executive compensation program is administered by the Compensation Committee. The members of the Compensation Committee are all independent, non-management directors. Following review and approval by the Compensation Committee, decisions relating to executive compensation are reported to, and approved by, the full Board of Directors. The Compensation Committee has directed the preparation of this report and has approved its contents and its submission to shareholders.
The Company’s approach to executive compensation is motivated by a desire to align the interests of the Company’s executive officers as closely as possible with the interests of the Company and its shareholders as a whole. In determining the nature and quantum of compensation for the Company’s executive officers the Company is seeking to achieve the following objectives: to provide a strong incentive to management to contribute to the achievement of the Company’s short-term and long-term corporate goals; to ensure that the interests of the Company’s executive officers and the interests of the Company’s shareholders are aligned; to enable us to attract, retain and motivate executive officers of the highest caliber in light of the strong competition in the Company’s industry for qualified personnel; and to recognize that the successful implementation of the Company’s corporate strategy cannot necessarily be measured, at this stage of its development, only with reference to quantitative measurement criteria of corporate or individual performance. The Company takes all of these factors into account in formulating the Company’s recommendations to the Board of Directors respecting the compensation to be paid to each of the Company’s executive officers.
The compensation that the Company pays to the Company’s executive officers generally consists of cash, equity and equity incentives. The Company’s compensation policy reflects a belief that an element of total compensation for the Company’s executive officers should be “at risk” in the form of common shares or incentive stock options, so as to create a strong incentive to build shareholder value. The Compensation Committee oversees and sets the general guidelines and principles for the implementation of the Company’s executive compensation policies, assesses the individual performance of the Company’s executive officers and makes recommendations to the Board of Directors. Based on these recommendations, the Board of Directors makes decisions concerning the nature and scope of the compensation to be paid to the Company’s executive officers.
In 2007, the Company adopted a compensation program which outlines a series of quantitative and qualitative compensation parameters for the Company’s executive officers, including the Company’s CEO, and the Company’s non-executive management personnel. This program is based on a report prepared by an external consultant in 2005 and an internal review of the Company’s compensation policies and practices. The compensation program is designed to provide incentives to work for, and stay with, the Company and to drive strong Company performance, and to differentially reward skills more critical to the Company’s business plans. Under the 2007 compensation program, the Company seeks to pay near term compensation, using a pay grade system consistent with industry practice, which is competitive with industry while providing incentive compensation that is designed to outperform other options that employees and prospective employees might find in the marketplace.
          Base Salary
The base salaries of the Company’s executive officers have traditionally been determined based on the requirements of an executive officer’s employment contract as well as a subjective assessment of each individual’s performance, experience and other factors the Company believes to be relevant, including prevailing industry demand for personnel having comparable skills and performing similar duties, the compensation the individual could reasonably expect to receive from a competitor and the Company’s ability to pay. The Company has also considered recommendations from outside compensation consultants and used compensation data obtained from publicly available sources.
Salary levels are assessed using a pay grade system that is consistent with industry practice. Each of the Company’s employees, including the Company’s executive officers, are placed in a pay grade based upon his or her knowledge, skills and relevant experience and credentials. Annual salary increases are made based on performance and relative position within a pay grade. Performance will be assessed and rated based on agreed objectives and behaviors. A simple three-tiered rating system is used for salaries, with top performers rewarded the highest, regular performers rewarded consistent with average industry trends and bottom performers receiving little or no salary increases.
          Annual Bonus
The intent of the Company’s annual bonus program under the 2007 compensation program is to provide competitive near-term compensation. The Company uses the same pay grade system for determining the target and maximum bonus that is achievable by an employee. Target and maximum bonus award levels will be benchmarked on a regular basis to ensure they are competitive with the industry. Bonus award levels for executive officers and senior non-executive management personnel are determined based on job specific criteria in addition to overall performance rating. The composition of annual bonus awards is a combination of the Company’s common shares and cash. In order to preserve cash, bonus awards consist predominantly of common shares with a significantly smaller cash component to facilitate the recipient’s ability to pay applicable income taxes.
For executive officers, potential bonus amounts range from 50% of salary (target) and 70% of salary (maximum) for the Company’s Chief Executive Officer, 40% of salary (target) and 60% of salary (maximum) for the Company’s Chief Financial Officer and 25%-30% of salary (target) and 37.5%-45% of salary (maximum) for other executive officers. 75% of the targeted bonus amount is earned through the achievement of measurable defined corporate objectives, including share price, net income, net operating cash flow and net production, as well as other specific corporate and individual goals, and 25% of the targeted bonus is based on discretionary factors.

Although several of the Company’s executive officers were successful in achieving individual corporate and business development goals, particularly in the areas of technology, financial management, investor relations and corporate governance, results were mixed with respect to more heavily weighted factors in the areas of business development, production, net income and operating expenses and the Compensation Committee has deferred making any quantitative recommendations to the Board of Directors respecting individual bonus awards pending a more thorough review and comparison of the defined performance targets against actual results.
          Incentive Compensation
The relationship of corporate performance to executive compensation under the Company’s executive compensation program is created, in part, through equity compensation mechanisms. Incentive stock options, which vest and become exercisable through the passage of time, link the bulk of the Company’s equity-based executive compensation to shareholder return, measured by increases in the market price of the Company’s common shares. All outstanding stock options that have been granted under the Company’s Equity Incentive Plan were granted at prices not less than 100% of the fair market value of the Company’s common shares on the dates such options were granted.
The Company continues to believe that stock-based incentives encourage and reward effective management that results in long-term corporate financial success, as measured by stock appreciation. Stock-based incentives awarded to the Company’s executive officers have been traditionally based upon the Compensation Committee’s subjective evaluation of each executive officer’s ability to influence the Company’s long-term growth and to reward outstanding individual performance and contributions to the Company’s business. Other factors influencing the Company’s recommendations respecting the nature and scope of the equity compensation and equity incentives to be awarded to the Company’s executive officers in a given year have included: awards made in previous years and, particularly in the case of equity incentives, the number of incentive stock options that remain outstanding and exercisable from grants in previous years and the exercise price and the remaining exercise term of those outstanding stock options.
The intent of the Company’s incentive compensation under the 2007 compensation program is to provide incentives that outperform other options that employees and prospective employees might find in the marketplace. In 2007 and in future, the Company intends to use the same pay grade system for outlining the target and maximum incentive compensation that is achievable for an executive or employee. For executives and higher pay grade employees, annual incentive compensation awards will be provided based on specific performance criteria, value to the Company in terms of skills, knowledge and experience, completion of specific projects as well as subjective criteria. Incentive compensation awards for executives and upper pay grade employees are expected to include stock options and may in the future include other securities such as restricted shares.
Option exercise periods and vesting schedules for options granted to executive officers are determined, on a case by case basis, by the Compensation Committee and the Board. Although the Company has traditionally taken an approach to vesting that is based on the effluxion of time, the Company has, in appropriate circumstances, granted options with vesting schedules based on the achievement of specified corporate objectives.
          Chief Executive Officer Compensation
The base salary of the Company’s current CEO was set by the terms of his employment contract, which are described under “Employment Contracts, Termination of Employment and Change-In-Control Arrangements”. Under the terms of his employment contract, the Company’s current CEO was granted incentive stock options to acquire 1,000,000 common shares which vest over three years and are exercisable for ten years.
The salary and stock option compensation offered to the Company’s current CEO at the time of his appointment were based on competitive market factors, his level of experience and responsibility, the compensation practices of other industry participants, and the negotiations that took place in connection with his appointment. The Company’s CEO’s employment contract also provides that he is eligible to receive an annual bonus at the discretion of the Board of Directors based on performance criteria determined by the Board.
The Company’s current CEO’s eligibility to receive a bonus in respect of the 2007 fiscal year is based on substantially the same performance criteria used to measure the bonus eligibility of the Company’s other executive officers, with 75% of the targeted bonus amount to be earned through the achievement of measurable defined corporate objectives and 25% to be based on discretionary factors. As noted above, as of the date of this report, the Compensation Committee has not finalized its recommendations to the Board of Directors respecting individual bonus awards to the current CEO and the Company’s other executive officers pending a more thorough review and comparison of the defined performance targets originally set for 2007 against actual results achieved during the year.
Submitted on behalf of the Compensation Committee:
Mr. Howard R. Balloch
Mr. J. Steven Rhodes
Mr. Brian F. Downey
Performance Graph
The following graph and table compares the cumulative shareholder return on a CDN$100 investment in common shares of the Company to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2002 to December 31, 2007.

	As at December 31,
	(in Canadian Dollars)
	2002	2003	2004	2005	2006	2007
Ivanhoe Energy Inc.	$100	$674	$422	$171	$218	$215
TSX Composite Total Return Index	$100	$127	$145	$180	$211	$232

EQUITY COMPENSATION PLAN INFORMATION
Other than a specific grant of incentive stock options made during 2006 to Joseph I. Gasca as an inducement to accept the Company’s offer of employment as President, all of the incentive stock options and equity compensation awards the Company grants are made under the Company’s Equity Incentive Plan, the material terms of which are described below under “Particulars of Matters to be Acted Upon”. The Equity Incentive Plan is the only equity compensation plan the Company has in effect and is intended to further align the interests of the Company’s directors and management with the Company’s long-term performance and the long-term interests of the Company’s shareholders. The Company’s shareholders have approved the Equity Incentive Plan and all amendments thereto other than the amendments for which shareholder approval will be sought at the Meeting. The following information is as at December 31, 2007:

			Number of securities
			remaining available for
		Weighted average	future issuance under
	Number of Securities to	exercise price of	equity compensation
	be issued upon exercise	outstanding	plans (excluding
	of outstanding options,	options, warrants	securities reflected in
	warrants and rights	and rights (CDN$)	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	11,944,764	$2.30	3,034,400
Equity compensation plans not approved by shareholders(1)	1,000,000	$3.18	n/a
Total	12,944,764	$2.37	3,034,400

(1)	Consists of incentive stock options granted to Mr. Joseph Gasca as an inducement to accepting employment with the Company. These incentive stock options were not granted under the Company’s Equity Incentive Plan previously approved by shareholders and the common shares reserved for issuance to Mr. Gasca upon the exercise these incentive stock options are not included in the total number of common shares reserved for issuance under the Equity Incentive Plan. Under the rules and policies of the TSX, security based compensation arrangements offered as inducements to prospective employees do not require shareholder approval.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Other than routine indebtedness, at no time during the Company’s most recently completed financial year was any director, executive officer or senior officer of the Company, any proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive or senior officer or proposed nominee indebted to the Company or any of its subsidiaries or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries other than the following:

1.	The Company is party to cost sharing agreements with other companies wholly or partially owned by Mr. Robert M. Friedland. Through these agreements, the Company shares office space, furnishings, equipment, air travel and communications facilities in Vancouver, Beijing and Singapore. The Company also shares the costs of employing administrative and non-executive management personnel at these offices. During the year ended December 31, 2007, the Company’s share of costs for the Vancouver and Singapore offices was $978,694. Effective as of 2008, the Company has agreed, as part of the Company’s cost sharing arrangements and in connection with Mr. Friedland’s anticipated appointment as Chief Executive Officer, to share the costs of operating an aircraft owned by a private company of which Mr. Friedland is the sole shareholder.

2.	During the year ended December 31, 2007, the Company has paid $844,460 to a wholly owned subsidiary of Ensyn Corporation, an unaffiliated company that was spun off from Ensyn Group, Inc. as a result of the Company’s acquisition of Ensyn Group, Inc. on April 15, 2005. Of this amount, $109,825 was reimbursement of salary, benefits and travel expenses for one of the Company’s directors, Dr. Robert Graham, in his position as Chief Executive Officer and President of Ensyn Corporation (a position from which he has since resigned). The remaining amount of $734,635 was paid to Ensyn Corporation’s wholly owned subsidiary during the year ended December 31, 2007 for technical services provided to us. Mr. Graham owns an approximate 24% equity interest in Ensyn Corporation. In addition, the Company paid Dr. Graham’s private consulting company $202,788 for his role as interim Chief Technology Officer and subsequent consulting services.

3.	During the year ended December 31, 2007, a company controlled by Mr. Shun-ichi Shimizu, one of the Company’s directors, received $1,143,967 for consulting services and out of pocket expenses.
APPOINTMENT OF AUDITORS
Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as the Company’s auditors at a remuneration to be fixed by the directors. Deloitte & Touche LLP have been the Company’s auditors since April 8, 1997.
PARTICULARS OF MATTERS TO BE ACTED UPON
Amendment of Equity Incentive Plan
          Purpose
The Company is seeking authorization from its shareholders at the Meeting to: (a) amend the Company’s existing Equity Incentive Plan to: (i) increase the maximum number of common shares available for issuance thereunder from 24,000,000 common shares to 29,250,000 common shares; (ii) increase the maximum number of common shares issuable under the Bonus Plan component of the Equity Incentive Plan from 2,400,000 to 2,900,000 common shares; and (iii) make certain technical amendments to the existing Equity Incentive Plan; and (b) to ratify the grant of excess stock options made pursuant to the Equity Incentive Plan.
          Summary of the Equity Incentive Plan
          Overview
The Equity Incentive Plan has three components: an Option Plan, which provides for the grant to eligible participants of incentive stock options exercisable to purchase common shares of the Company, a Bonus Plan, which provides for awards of fully paid common shares to eligible participants as and when determined to be warranted on the basis of past performance and a Purchase Plan, under which eligible participants have the opportunity to purchase common shares through payroll deductions which are supplemented by additional contributions by the Company.
The eligible participants in the Equity Incentive Plan include directors of the Company or any affiliate, and any full time and part time employees (including officers) of the Company or any affiliate thereof that the board of directors determines to be employees eligible for participation in the Equity Incentive Plan. Furthermore, persons or companies engaged by the Company or any entity the Company controls, to provide management or consulting services are eligible for participation in the Equity Incentive Plan as the Company’s board of directors determines.
The Equity Incentive Plan is, by its terms, to be administered the Company’s board of directors. However, the board of directors has delegated to its Compensation Committee, to the extent permitted by law, responsibility for administering the Equity Incentive Plan.
          Option Plan
          Option Grants
The Option Plan authorizes the board of directors to grant options to purchase common shares. The number of common shares, the exercise price per common share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the board of directors at the time of the grant, subject to the defined parameters of the Option Plan.
          Exercise Price
The exercise price of any option granted under the Option Plan cannot be less than the weighted average price of the common shares on the principal stock exchange on which the common shares trade for the five days on which common shares were traded immediately preceding the date of grant.
          Exercise Period and Vesting
Options are exercisable for a period of time determined by the board of directors not exceeding ten years from the date the option is granted. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of options is determined by the board of directors. Failing a specific vesting determination by the board of directors, options automatically become exercisable incrementally over a period of three years from the date of grant, as to one-third of the total number of shares under option in each such year. The right to exercise an option may be accelerated in the event a takeover bid in respect of the common shares is made.
          Cashless Exercise
Ancillary share appreciation rights may also be granted, at the discretion of the board of directors, to an optionee in conjunction with, or at any time following the grant of, an option. This right effectively allows an optionee to exercise an option on a “cashless” basis by electing to relinquish the right to exercise the option and receive, in lieu thereof, a number of fully paid common shares. The number of common shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the difference between the aggregate fair market value and the aggregate option price of all common shares subject to the option by the fair market value of one (1) common share.
          Financial Assistance
The board of directors may, in its discretion but subject to applicable law, authorize the Company to make loans to employees to assist them in exercising options. The terms of any such loans include security, in favour of the Company, in the common shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.

          Termination or Death
If an optionee dies while employed by the Company, any option held by him will be exercisable for a period of 6 months or prior to the expiration of the options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no option will be exercisable unless the board of directors determines otherwise. If an optionee is terminated for any reason other than cause then the options will be exercisable for a period of up to 6 months thereafter, but in no event less than 30 days, subject to the prior expiration of the options.
          Blackout Period
If the expiry date of any option should be determined to occur either during a blackout period or within ten business days following the expiry of the blackout period, the expiry date of such option shall be deemed to be the date that is the tenth business day following the expiry of the blackout period.
          Bonus Plan
The Bonus Plan permits the board of directors to authorize the issuance, from time to time, of common shares to employees, directors, officers and service providers of the Company and its affiliates. The criteria for determining if and when such awards should be made and the quantum of such awards is within the discretion of the board of directors. The Bonus Plan currently provides for the issuance of a maximum of 2,400,000 common shares in respect of bonus awards. Common shares allocated to the Bonus Plan may be reallocated for issuance under the Option Plan or Purchase Plan and are then no longer available for issuance under the Bonus Plan.
          Purchase Plan
          Participation Criteria
Participants in the Purchase Plan must be full-time employees of the Company or its affiliates who have completed at least one year (or less, at the discretion of the board of directors) of continuous service and who elect to participate.
          Contribution Limits
Eligible employees are entitled to contribute up to ten per cent (10%) of their annual basic salary to the Share Purchase Plan in semi-monthly instalments. The Company makes a contribution of up to one hundred per cent (100%) of the employee’s contribution on a quarterly basis.
          Number of Shares
Each participant receives, at the end of each calendar quarter during which he or she participates in the Purchase Plan, a number of common shares equal to the quotient obtained by dividing the aggregate amount of all contributions to the Purchase Plan by the participant, and by the Company on the participant’s behalf, during the preceding quarter by the weighted average trading price of the common shares on the principal stock exchange on which the common shares trade during the quarter.
          Termination of Employment
If the participant’s employment with the Company is terminated for any reason, any portion of the participant’s contribution then held in trust for a participant pending a quarterly purchase of common shares is returned to him or her or to his or her estate.
To date, the board of directors has not made the Purchase Plan available for participation by its employees.

          Transferability
Benefits, rights and options under the Equity Incentive Plan are non-transferable and, during the lifetime of a participant, may only be exercised by such participant.
          Amendment Procedure
The Equity Incentive Plan provides that the board of directors has the authority and discretion to amend the Incentive Plan and awards granted thereunder in respect of any matter, except for those matters specifically contemplated by section 5.7 of the Equity Incentive Plan as requiring shareholder approval. Accordingly, shareholder approval is required only for the following amendments:
(i)	an amendment to the aggregate number of common shares that may be reserved for issuance under the Incentive Plan;

(ii)	an amendment to the aggregate maximum number of common shares issuable under the Share Bonus Plan component of the Incentive Plan;

(iii)	an amendment to the limitations on the maximum number of Shares that may be reserved for issuance, or issued, to insiders of the Company under the Incentive Plan;

(iv)	an amendment that would reduce the exercise price, or extend the expiry date, of an outstanding option granted to an insider of the Company under the Incentive Plan; or

(v)	an amendment to the amending provisions under the Incentive Plan.
          Share Issuance Limits
The aggregate maximum number of common shares which the Company may currently issue or reserve for issuance under the Equity Incentive Plan is 24,000,000 common shares. The aggregate number of common shares which the Company may at any time reserve for issuance under the Equity Incentive Plan to any one person may not exceed five per cent (5%) of the issued and outstanding common shares at such time. The aggregate number of common shares which the Company may at any time reserve for issuance to insiders of the Company under the Equity Incentive Plan (or when combined with all of the Company’s other security based compensation arrangements) may not exceed ten per cent (10%), of the issued and outstanding common shares at such time. The aggregate number of common shares that may be issued to insiders of the Company for options granted under the Equity Incentive Plan (or when combined with all of the Company’s other security based compensation arrangements) within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time. The aggregate number of common shares that may be issued within any one-year period to any one insider of the Company and his or her associates may not exceed five per cent (5%) of the issued and outstanding common shares at such time.
          Securities Issued and Unissued under the Equity Incentive Plan
There are currently 244,873,349 common shares of the Company issued and outstanding. Since the inception of the Equity Incentive Plan, the 24,000,000 common shares authorized for issuance under the Equity Incentive Plan have been issued or reserved for issuance as follows:

		% of Issued and Outstanding
	Number of common shares	common shares
Common shares previously issued upon exercise of options under Option Plan	7,052,517	2.88%
Options surrendered for exercise of share appreciation rights	493,206	0.20%
Common shares reserved for future issuance pursuant to unexercised options under Option Plan	14,978,764	6.12%
Common shares previously issued pursuant to Purchase Plan	n/a	n/a
Common shares previously issued pursuant to Bonus Plan	1,721,418	.71%
Unissued common shares available for future awards under Bonus Plan	678,582	.28%
Unissued common shares available for future option grants under Option Plan and purchases under Purchase Plan	400	0%
Maximum number of common shares available for issuance under Equity Incentive Plan	24,000,000	9.80%
There are no option grants, awards or other entitlements to common shares under the Equity Incentive Plan that remain subject to approval or ratification by the Company’s shareholders except for the amendments proposed herein pertaining to the Excess Stock Options (as defined below).
          Proposed Amendments
          Maximum Number of Shares
The Equity Incentive Plan currently provides that the aggregate number of common shares that may be issued or reserved for issuance may not exceed 24,000,000 common shares.
The Company believes that incentive stock options are a valuable mechanism for incentivizing the Company’s existing employees, attracting new employees and aligning their interests with those of the Company’s shareholders. To provide the Company with the continued flexibility of granting incentive stock options under the Option Plan, the Company is seeking approval from the shareholders at the Meeting to increase the number of common shares of the Company issuable under the Equity Incentive Plan to a maximum of 29,250,000 common shares, which would represent 11.95% of the common shares currently issued and outstanding.
          Maximum Number of Bonus Shares
The Equity Incentive Plan currently provides that the aggregate maximum number of shares that may be issued pursuant to the Bonus Plan may not exceed 2,400,000 common shares. The Company is seeking approval from the shareholders at the Meeting to increase the number of common shares of the Company issuable in respect of bonus awards to a maximum of 2,900,000 common shares,
          Ratification of Excess Stock Option Grants
Through an administrative error, the Company granted options (the “Excess Stock Options”) that exceeded the maximum number available for issuance under the Equity Incentive Plan. At the time that the Excess Stock Options were granted, the aggregate maximum number of shares that could be issued or reserved for issuance under the Equity Incentive Plan was 24,000,000 common shares. However, the grant of the Excess Stock Options resulted in there being 24,245,905 common shares being issued or reserved for issuance.
All of the following incentive stock options, that include the Excess Stock Options, were granted on March 11, 2008 and have an exercise term of five years. Details of incentive stock options that include the Excess Stock Options are as follows:

Name of		Number of Shares	Option Exercise
Optionee	Position with the Company	under Option	Price

Bill Trenaman	Employee/ Service Provider	70,000	Cdn.$1.68
Beverly Bartlett	Officer	40,000	Cdn.$1.68
Virginia Chan	Employee/ Service Provider	25,000	Cdn.$1.68
Constance Ho	Employee/ Service Provider	25,000	Cdn.$1.68
Clara Ng	Employee/ Service Provider	25,000	Cdn.$1.68
Robert Saunders	Employee/ Service Provider	25,000	Cdn.$1.68
Eoin Saadien	Employee/ Service Provider	25,000	Cdn.$1.68
Mary Vincelli	Officer	25,000	Cdn.$1.68

	TOTAL:	260,000
At the Meeting, shareholders will be asked to ratify the grant of the incentive stock options that include the Excess Stock Options as part of the Equity Incentive Plan Amendment Resolution.
          Other Amendments
Under the existing terms of the Incentive Plan, if a holder of an incentive stock option is given, and exercises, the right to terminate his or her incentive stock option and exercises a share appreciation right in lieu thereof, the number of common shares available for issuance under the Equity Incentive Plan is reduced by the number of common shares to which the terminated incentive stock option relates rather than the number of shares issued upon exercise of the share appreciation right. The Company proposes to amend Section 2.6 of the Equity Incentive Plan such that if a holder of an incentive stock option is given, and exercises, the right to terminate his or her incentive stock option and exercises a share appreciation right in lieu thereof, the number of common shares available for issuance under the Equity Incentive Plan will be reduced by the number of common shares actually issued upon exercise of the share appreciation right rather than the number of common shares to which the terminated incentive stock option relates. The proposed amendments to Section 2.6 of the Equity Incentive Plan (with amendments underlined and struck out) are as follows:
     “2.6 Share Appreciation Right
A Participant may, if at any time determined by the Board, on the recommendation of the Committee, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part (the “Terminated Option”) by notice in writing to the Company and, in lieu of receiving the Shares (the “Option Shares”) to which the Terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:
(a)	subtracting the Option exercise price per Share from the Fair Market Value per Share on the day immediately prior to the exercise of the Right and multiplying the remainder by the number of Option Shares; and

(b)	dividing the product obtained under Section 2.6(a) by the Fair Market Value per Share on the day immediately prior to the exercise of the Right.
If a Right is granted in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable. For greater certainty, for purposes of the aggregate number of ~~shares~~Shares reserved for issuance under Section 5.1 of the Plan, in the event of an exercise of a Right in respect of an Option, the number of Shares available for issuance under the Plan will be reduced by the number of Shares  ~~to which the Terminated Option relates rather than the number of Shares~~ issued upon exercise of the Right in respect of such Option rather than the number of Shares to which the Terminated Option relates.”
At the Meeting, shareholders will be asked to approve the proposed amendment to Section 2.6 of the Equity Incentive Plan as part of the Equity Incentive Plan Amendment Resolution.
          Equity Incentive Plan Amendment Resolution
At the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve the Equity Incentive Plan Resolution giving effect to the amendments to the Equity Incentive Plan described above. The full text of the Equity Incentive Plan Amendment Resolution is set out in Schedule A to this Management Proxy Circular.
MANAGEMENT CONTRACTS
Management functions of the Company and its subsidiaries are not performed by a person or persons other than the directors or senior officers of the Company.
CORPORATE GOVERNANCE
The Company is a reporting issuer in Canada and a registrant under the United States Securities Exchange Act of 1934. The Company’s common shares are listed on TSX and quoted on the Nasdaq Capital Market (“Nasdaq”). In recent years, securities regulators in Canada and the United States have been placing increasing emphasis on the importance of good corporate governance practices and disclosure of corporate governance practices by public companies. In 2005, the Canadian Securities Administrators adopted National Instrument 58-101 “Disclosure of Corporate Governance Practices” (the “Disclosure Instrument”) and National Policy 58-201 “Corporate Governance Guidelines” (the “Guidelines”). The Disclosure Instrument requires the Company to disclose its corporate governance practices with reference to various specified corporate governance criteria. The Guidelines set out a series of corporate governance practices that the Canadian Securities Administrators believe reflect a “best practices” standard to which they encourage Canadian public companies to adhere.

The following is a discussion of each of the Company’s corporate governance practices for which disclosure is required by the Disclosure Instrument. Unless otherwise indicated, the board of directors believes that its corporate governance practices are consistent with those recommended by the Guidelines.
Board of Directors
      Director Independence
For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with the Company. The Disclosure Instrument defines a “material relationship” to be one which could reasonably be expected to interfere with the exercise of the director’s independent judgment and provides that certain specified relationships will, in all circumstances, be considered material relationships.
As of the date of this Management Proxy Circular, the Company’s board of directors consists of 6 individuals who are independent and 6 individuals who are not independent, applying the criteria prescribed by the Disclosure Instrument and the criteria prescribed by the Nasdaq Marketplace Rules. However, if all of management’s nominees are elected as directors at the Meeting, the Company’s board of directors will consist of 5 individuals who are independent and 2 individuals who are not independent, applying the criteria prescribed by the Disclosure Instrument and the criteria prescribed by the Nasdaq Marketplace Rules.
Accordingly, although independent directors do not presently constitute a majority of the Company’s board of directors, if all of management’s nominees are elected as directors at the Meeting, the Company’s board of directors will consist of a majority of independent directors as recommended by the Guidelines.
The current directors determined to be independent are: A. Robert Abboud, Howard Balloch, Brian F. Downey, Robert A. Pirraglia, J. Steven Rhodes and Peter Meredith. Except as described below, Messrs. Abboud, Balloch, Downey, Pirraglia, and Meredith have no material relationship with the Company except as directors and, as applicable, shareholders of the Company and are compensated by the Company solely in their capacities as directors. Mr. Rhodes provides consulting services to the Company for which he receives aggregate annual remuneration that falls below the threshold prescribed by the Disclosure Instrument beyond which he would be considered to have a material relationship with the Company.
Mr. Meredith is a director, senior officer, and member of management of Ivanhoe Mines Ltd. and other companies in which Mr. Robert Friedland, a major shareholder of the Company, also acts as a director, officer and major shareholder. Mr. Balloch is also a director of Ivanhoe Mines Ltd. Prior to the completion of the Company’s merger with Ensyn Group, Inc. in 2005, Mr. Pirraglia was an executive officer and director thereof and remains an executive officer and director of Ensyn Corporation, a company spun out to the former shareholders of Ensyn Group, Inc. prior to the completion of the merger, of which Dr. Robert Graham, a director of the Company and its former Chief Technology Officer, acts as Chairman. In determining that Messrs. Meredith, Balloch and Pirraglia are independent directors, the board considered the foregoing and noted that none of these directors have any business, family, or other relationships with senior management of the Company. Having regard to all the circumstances, the board has determined that each of Messrs. Meredith, Balloch and Pirraglia is independent from management of the Company, and that the business relationship of Messrs. Meredith and Balloch with Mr. Friedland, and the former relationship of Mr. Pirraglia with Ensyn Group, Inc. and his ongoing relationship with Ensyn Corporation, are not of such nature as to materially interfere with their ability to act with a view to the best interest of the Company.
Messrs. Abboud, Balloch, Downey, Pirraglia, and Meredith will be standing for re-election as directors at the Meeting. Mr. Rhodes will retire from the board of directors at the conclusion of the Meeting.

The directors determined not to be independent are: E. Leon Daniel, Robert M. Friedland, Dr. Robert G. Graham, David R. Martin, Shun-ichi Shimizu and Joseph I. Gasca. The reasons why these directors are not considered to be independent are as follows:
•	Messrs. Daniel, Martin and Gasca are members of the Company’s senior management and are therefore not independent.

•	Mr. Friedland, although not formally a member of the Company’s current management team, has historically worked closely with management personnel on matters relating to the implementation of the Company’s corporate strategy, financing, evaluation of corporate opportunities and investor relations. At the conclusion of the Meeting, it is expected that the board of directors will formally appoint Mr. Friedland as the Company’s new Chief Executive Officer. Accordingly, the board of directors considers Mr. Friedland to be a non-independent director.

•	Mr. Shimizu, although not currently an active member of the Company’s senior management team, is the managing director of a consulting company that provides ongoing consulting services to the Company for which the consulting company receives a monthly retainer from the Company. The board of directors believes that the nature and scope of these consulting arrangements and the remuneration paid for the services provided are such that they constitute, for the purposes of the Disclosure Instrument, an indirect material relationship between Mr. Shimizu and the Company and, accordingly, Mr. Shimizu is considered to be a non-independent director.

•	Although the board of directors believes that Dr. Graham is currently independent of management, his status as Chief Technology Officer of the Company from April 1 to September 30, 2007 and as an executive officer of another company that furnishes consulting and other services to one of the Company’s subsidiaries acquired in its merger with Ensyn Group, Inc. disqualifies him as an independent director under the Disclosure Instrument and the NASDAQ Marketplace Rules. Accordingly, Dr. Graham is considered to be a non-independent director.
Messrs. Friedland and Graham will be standing for re-election as directors at the Meeting. Messrs. Daniel, Martin, Shimizu and Gasca will retire from the board of directors at the conclusion of the Meeting.
      Other Directorships
For information respecting those companies that are reporting issuers (or the equivalent) in Canada or elsewhere in which any of the directors of the Company also act as directors, please see the section entitled “Election of Directors” starting on page 6 of this Management Proxy Circular.
      Meetings of Non-Management Directors
In conjunction with each regularly scheduled meeting of the board of directors, a separate meeting of the non-management directors is scheduled at which members of management are not present to address matters requested for discussion by non-management directors without management participation. These meetings are typically attended by the independent directors and by those directors who are not members of management but who do not qualify as independent pursuant to the criteria set out in the Disclosure Instrument and the Nasdaq Marketplace Rules. The independent directors believe that the non-management directors, despite being technically “non-independent”, make as equally valuable and unbiased a contribution to these meetings as the non-management directors who qualify as independent pursuant to the criteria set out in the Disclosure Instrument and the Nasdaq Marketplace Rules. The Company’s practice in this regard is not entirely consistent with the Guidelines, which recommend that such meetings should exclude both members of management and non-independent directors.
In addition, between regularly scheduled board meetings, meetings of non-management directors are held to update the non-management directors on developments since the last board meeting.

During 2007, 3 meetings of non-management directors were held in conjunction with regularly scheduled board meetings, and 4 meetings were held by teleconference between regularly scheduled board meetings.
      Independence of Board Chair
A. Robert Abboud, the Co-Chairman and Lead Director of the board is an independent director. Mr. Abboud’s responsibilities include providing a source of board leadership and ensuring that the board functions effectively, acting as a facilitator with respect to interaction among the independent directors and between management and the independent directors and chairing meetings of the independent and non-management directors.
      Meeting Attendance Records
For information concerning the number of board and committee meetings held in 2007 and the attendance record of each director in respect of those meetings, please see the section entitled “Election of Directors” starting on page 6 of this Management Proxy Circular.
Mandate of the Board
Under the YBCA, the directors of the Company are required to manage the Company’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The board of directors is responsible for supervising the conduct of the Company’s affairs and the management of its business. The board’s mandate includes setting long term goals and objectives for the Company, to formulate the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. Although the board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.
The board’s mandate requires that the board be satisfied that the Company’s senior management will manage the affairs of the Company in the best interest of the shareholders, in accordance with the Company’s principles, and that the arrangements made for the management of the Company’s business and affairs are consistent with their duty described above. The board is responsible for protecting shareholder interests and ensuring that the interests of the shareholders and of management are aligned. The obligation of the board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the board may have to assume a more direct role in managing the affairs of the Company.
In discharging this responsibility, the board’s mandate provides that the board oversees and monitors significant corporate plans and strategic initiatives. The board’s strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one board meeting per year is to be devoted to a comprehensive review of strategic corporate plans proposed by management.
As part of its ongoing review of business operations, the board reviews the principal risks inherent in the Company’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the board also assesses the integrity of internal control over financial reporting and management information systems.
In addition to those matters that must, by law, be approved by the board, the board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without board approval, on all ordinary course matters relating to the Company’s business.
The board also expects management to provide the directors on a timely basis with information concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the board to discharge its stewardship obligations effectively. The board expects management to efficiently implement its strategic plans for the Company, to keep the board fully apprised of its progress in doing so and to be fully accountable to the board in respect to all matters for which it has been assigned responsibility.
The board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the board of any major concerns expressed by shareholders.
Each committee of the board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Company provided such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.
The board has adopted a strategic planning process which involves, among other things, the following:
•	at least one meeting per year will be devoted to review of strategic plans that are proposed by management;

•	meetings of the board, at least quarterly, to discuss strategic planning issues;

•	the board reviews and assists management in forming short and long term objectives of the Company on an ongoing basis; and

•	the board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals.
The strategic planning process adopted by the board takes into account, among other things, the opportunities and risks of the business.
In order to ensure that the principal business risks borne by the Company are identified and appropriately managed, the board receives periodic reports from management of the Company’s assessment and management of such risks. In conjunction with its review of operations which takes place at each board meeting, the board considers risk issues and addresses the management of the risk of the Company’s business.
The board takes ultimate responsibility for the appointment and monitoring of the Company’s executive management. The board approves the appointment of executive management and reviews their performance on an ongoing basis.
The Company has a disclosure policy addressing, among other things, how the Company interacts with analysts and the public. The disclosure policy contains measures for the Company to avoid selective disclosure. The Company has a Disclosure Committee responsible for overseeing the Company’s disclosure practices. This committee consists of the Chief Executive Officer, who acts as the Chairman of the Disclosure Committee, the Chief Financial Officer, the Executive Vice President Finance and the Vice President and Corporate Secretary and receives advice from the Company’s legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The board reviews and approves the Company’s material disclosure documents, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and management proxy circular. The Company’s annual and quarterly financial reports are reviewed by the Audit Committee and recommended to the board prior to its release.

Position Descriptions
      Board Co-Chairmen and Committee Chair
The board previously developed written position descriptions for the Executive Co-Chairman, the Independent Co-Chairman and Lead Director and the Chair of each of the board’s committees. Insofar as the size and composition of the Company’s board of directors is expected to change following the Meeting, certain of the existing position descriptions will require review and possibly revision.
      Chief Executive Officer
Joseph Gasca was appointed as the Company’s President and Chief Operating Officer in July 2006 and became the Company’s President and Chief Executive Officer in January 2007. At the conclusion of the Meeting, Mr. Gasca will step down as President and Chief Executive Officer and Mr. Friedland will become the Company’s new Chief Executive Officer. In view of the change, the members of the Nominating and Corporate Governance Committee are expected to develop a new written position description for the Chief Executive Officer delineating his role and responsibilities.
Orientation and Continuing Education
      Orientation
The Company takes steps to ensure that prospective directors fully understand the role of the board and its committees and the contribution individual directors are expected to make, including, in particular the commitment of time and energy that the Company expects of its directors. New directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Company’s business. Directors are provided with the opportunity to make site visits to the Company’s properties.
      Continuing Education
Management and outside advisors provide information and education sessions to the board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Company, its business and the environment in which it operates as well as with developments in the responsibilities of directors. Presentations are made to the board from time to time to educate and keep them informed of changes within the Company and of regulatory and industry requirements and standards. In addition, directors are encouraged to take courses relevant to the Company and its business, particularly with respect to corporate governance and the energy industry.
Ethical Business Conduct
The Company has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Company does business. The Code of Business Conduct and Ethics provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Company requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. The Code was amended effective November 2, 2007, to reflect the Company’s adoption of a whistleblower policy and to bring up to date the Company’s internal reporting process in connection with Code-related matters. The Company’s Code of Business Conduct and Ethics, as amended, has been filed as an exhibit to the Company’s 2007 Annual Report on Form 10-K for the year ended December 31, 2007. A copy of the Company’s Code of Business Conduct and Ethics may be obtained, without charge, by request to Ivanhoe Energy Inc., 654 — 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, Attention: Vice President & Corporate Secretary, or by phone to 604-688-8323.

The Audit Committee monitors compliance with the Code of Business Conduct and Ethics through its oversight of the Company’s Whistleblowing Policy. The Board has not granted any waiver of the Code of Business Conduct and Ethics in favour of a director or executive officer. Accordingly, no material change report has been required or filed.
The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest by directors with a view to ensuring that no director votes or participates in any board deliberations on a matter in respect of which such director has a material interest.
The board has adopted a series of corporate policies and procedures aimed at encouraging and promoting a culture of ethical business conduct. These include policies and procedures covering such matters as corporate disclosure procedures and controls, confidentiality, securities trading and whistleblowing.
Audit Committee
The Audit Committee consists of Messrs. Brian Downey, Robert Abboud and Howard Balloch, all of whom are independent directors in accordance with criteria set out in the Canadian Securities Administrators’ Audit Committee rules set out in Multilateral Instrument 52-110, and the Nasdaq Marketplace Rules, having regard to the heightened independence requirements applicable to audit committee members. Mr. Downey, who has been determined by the board to be an Audit Committee Financial Expert, as such term is defined in the U.S. Securities Exchange Act of 1934, as amended, is the Chairman of the committee.
The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and earnings press releases before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.
The board has determined that all members of the Audit Committee are financially literate, since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
The Company has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The board reviews and reassesses the adequacy of the Audit Committee charter on an annual basis.
The Audit Committee has regular access to the Chief Financial Officer of the Company. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the committee’s discretion. Additional information regarding the Audit Committee is located in the Directors and Officers section of the Company’s 2007 Annual Report on Form 10-K. A copy of the Audit Committee’s Charter may be obtained upon request to the Vice President & Corporate Secretary, 654 — 999 Canada Place, Vancouver. British Columbia, V6C 3E1, telephone (604) 688-8323.
Nomination of Directors
The Nominating and Corporate Governance Committee consists of Messrs. Balloch, Pirraglia and Rhodes, all of whom are independent directors in accordance with criteria set out in the Disclosure Instrument and the Nasdaq Marketplace Rules. Mr. Balloch is the Chairman of the committee.
One of the primary responsibilities of the Nominating and Corporate Governance Committee is the identification of new candidates for board nomination. Typically, the full board determines, based on the Company’s objectives and strategies and the perceived risks it faces, the competencies, skills, experience and personal qualities it considers necessary or desirable in potential director candidates. The Nominating and Corporate Governance Committee then takes responsibility for identifying potential candidates who possess some or all of these attributes for presentation to, and assessment by, the full board. The Nominating and Corporate Governance Committee is also responsible for assessing, on a periodic basis, the performance of individual directors and the board as a whole.
Based on this framework, the Nominating and Corporate Governance Committee developed a skills matrix outlining the Company’s desired complement of directors’ competencies, skills and characteristics. The Committee annually assesses the current competencies and characteristics represented on the board and utilizes the matrix to determine the board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full board new nominees to the board, and for assessing directors on an ongoing basis.
The Nominating and Corporate Governance Committee’s responsibilities are outlined in the committee’s Charter. Those responsibilities include:
•	evaluating the Company’s executive management succession plans;

•	ensuring that the board has the necessary structures and procedures so that it can function with an appropriate degree of independence from management;

•	providing a forum without management present to receive expressions of concern, including a concern regarding matters involving the independence of the board from management;

•	establishing induction programs for new directors;

•	developing and maintaining continuing education programs for directors; and

•	reviewing the practices and procedures of the board in light of ongoing developments in regulatory requirements and industry best practices in matters of corporate governance and recommending to the board any changes considered necessary or desirable.
A copy of the Nominating and Corporate Governance Committee’s Charter may be obtained upon request to the Vice President Corporate Secretary, 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-8323.
Compensation
The board of directors determines the compensation to be paid to its directors and officers primarily on the basis of recommendations made by the Compensation Committee.
The Compensation Committee reviews and makes recommendations to the board with respect to compensation for the Company’s executive officers. See “Report on Executive Compensation”. The Compensation Committee also reviews and makes recommendations to the board regarding the adequacy and form of the compensation payable to non-executive directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director without compromising such director’s independence. Directors who are executives of the Company receive no additional remuneration for their services as directors.
The Compensation Committee consists of Messrs. Balloch, Downey and Rhodes, all of whom are independent directors in accordance with criteria set out in the Disclosure Instrument and the Nasdaq Marketplace Rules. Mr. Balloch is the Chairman of the committee.
The Compensation Committee’s responsibilities are outlined in the committee’s Charter. Those responsibilities include:
•	reviewing and adopting, on an annual basis, corporate goals and objectives relevant to the compensation payable to the Chief Executive Officer (“CEO”);

•	evaluating the CEO’s performance in light of adopted goals and objectives and set the CEO’s compensation level based on such evaluation;

•	reviewing and making recommendations to the board, on an annual basis, with respect to the adequacy and form of compensation and benefits payable to executive officers and non-executive directors;

•	administering and making recommendations to the board with respect to awards under the Company’s equity incentive and equity compensation plans; and

•	preparing periodic reports with respect to executive compensation in accordance with applicable regulatory requirements.
A copy of the Compensation Committee’s Charter may be obtained upon request to the Vice President & Corporate Secretary, 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-8323.
The Company has implemented a corporate policy whereby non-management directors are required to own, by March 2009 or within two years of joining the Board, whichever is later, a number of common shares of the Company, exclusive of incentive stock options, equal in value to three times their basic annual retainer for acting as directors.
Effective March 8, 2007, the Company implemented a corporate policy whereby the CEO is required to own a number of common shares of the Company, exclusive of incentive stock options, equal in value to three times his annual salary within two years of becoming the CEO.
Other Board Committees
The Board has no standing committees other than the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Business Development Committee.
The Business Development Committee was created by the board in May 2007 to oversee management’s efforts in business development and to ensure that all necessary resources are applied to the Company’s most prospective business opportunities. The committee’s members are Robert Pirraglia (Chair), Robert Abboud, Robert Friedland, Steven Rhodes, Robert Graham, Shun-ichi Shimizu, Howard Balloch and Brian Downey. Mr. Joseph Gasca, as CEO, is not a member of the committee but is invited to attend and participate in its activities.
The committee’s responsibilities are outlined in its charter. A copy may be obtained upon request to the Vice President & Corporate Secretary, 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-8323.

Assessments
The Nominating and Corporate Governance Committee has the responsibility for developing and recommending to the board, and overseeing the execution of, a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors, on a regular basis. The Nominating and Corporate Governance Committee has developed and is continuing to refine an assessment process for the board, each of its committees, and the contribution of individual directors.
On an annual basis, the Nominating and Corporate Governance Committee sends a performance evaluation questionnaire to all of the members of the board of directors. This questionnaire covers a wide range of topics relating to board, committee and individual director performance and seeks to elicit comments and recommendations for improvement. Responses are tabulated and analyzed by the Chairman of the Nominating and Corporate Governance Committee, who then reports the results to the Committee and ultimately to the entire board of directors.
OTHER BUSINESS
Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.
DIRECTORS’ APPROVAL
The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the board of directors of the Company.
ADDITIONAL INFORMATION
Copies of the Company’s annual reports on Form 10-K, the Company’s quarterly reports on Form 10-Q, the Company’s current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on or through the Company’s website at www.ivanhoe-energy.com or through the SEC’s website at www.sec.gov. Additional information relating to the Company is available free of charge on or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. This includes the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year which may be viewed on the SEC’s website or on the SEDAR website. Finally, securityholders may contact the Company directly to receive copies of information relating to it, including its financial statements and management’s discussion and analysis, without charge, upon written or oral request to Beverly A. Bartlett, Vice President & Corporate Secretary, Suite 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-8323.
DATED at Vancouver, British Columbia as of the 15th day of April, 2008.
BY ORDER OF THE BOARD
Beverly A. Bartlett
Vice President & Corporate Secretary

SCHEDULE A
EQUITY INCENTIVE PLAN AMENDMENT RESOLUTION
BE IT RESOLVED, as an ordinary resolution, that:
1.	the proposed amendments to the Company’s Employees’ And Directors’ Equity Incentive Plan (the “Equity Incentive Plan”), as described in the Management Proxy Circular of the Company dated April 15, 2008 which:
(a)	increase the aggregate number of common shares which the Company may issue or reserve for issuance under the Incentive Plan, by 5,250,000 common shares, from 24,000,000 common shares to 29,250,000 common shares; and

(b)	increase the aggregate number of common shares which the Company may issue or reserve for issuance under the Share Bonus Plan, by 500,000 common shares, from 2,400,000 common shares to 2,900,000 common shares;
be and are hereby approved;

2.	the reservation by the Company of 245,905 common shares, in respect of incentive stock options, that exceeded the maximum number of common shares available for issuance under the Equity Incentive Plan, is hereby ratified and approved;
3.	section 2.6 of the Equity Incentive Plan (with amendments underlined and struck out) as follows:

“2.6 Share Appreciation Right

A Participant may, if at any time determined by the Board, on the recommendation of the Committee, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part (the “Terminated Option”) by notice in writing to the Company and, in lieu of receiving the Shares (the “Option Shares”) to which the Terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:
a.	subtracting the Option exercise price per Share from the Fair Market Value per Share on the day immediately prior to the exercise of the Right and multiplying the remainder by the number of Option Shares; and

b.	dividing the product obtained under Section 2.6(a) by the Fair Market Value per Share on the day immediately prior to the exercise of the Right.
If a Right is granted in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable. For greater certainty, for purposes of the aggregate number of ~~shares~~Shares reserved for issuance under Section 5.1 of the Plan, in the event of an exercise of a Right in respect of an Option, the number of Shares available for issuance under the Plan will be reduced by the number of Shares ~~to which the Terminated Option relates rather than the number of Shares~~ issued upon exercise of the Right in respect of such Option rather than the number of Shares to which the Terminated Option relates.”

be and is hereby approved; and

3.	any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

Exhibit 2
IVANHOE ENERGY INC.
Suite 654 - 999 Canada Place, Vancouver, B.C. V6C 3E1
Tel: 604-688-8323         Fax: 604-682-2060
PROXY
This proxy is solicited by the management of IVANHOE ENERGY INC. (the “Company”) for the Annual Meeting of its shareholders (the “Meeting”) to be held on Thursday, May 29, 2008.
The undersigned hereby appoints Peter G. Meredith, Director of the Company, or failing him, Beverly A. Bartlett, Vice President & Corporate Secretary of the Company, or instead of either of the foregoing, (insert name)                                                                                   , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in Suite 629 - 999 Canada Place, Vancouver, British Columbia at 9:00 AM, local time, and at any adjournments thereof, and directs the nominee to vote or withhold from voting, as applicable, the common shares of the undersigned in the manner indicated below:

1.	ELECTION OF DIRECTORS

The nominees proposed by management of the Company are:

	A. ROBERT ABBOUD	FOR ☐	WITHHOLD ☐
	ROBERT M. FRIEDLAND	FOR ☐	WITHHOLD ☐
	HOWARD BALLOCH	FOR ☐	WITHHOLD ☐
	ROBERT G. GRAHAM	FOR ☐	WITHHOLD ☐
	ROBERT A. PIRRAGLIA	FOR ☐	WITHHOLD ☐
	BRIAN F. DOWNEY	FOR ☐	WITHHOLD ☐
	PETER G. MEREDITH	FOR ☐	WITHHOLD ☐

2.	APPOINTMENT OF AUDITORS

To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company at a remuneration to be fixed by the board of directors.

FOR ☐ WITHHOLD ☐

3.	EQUITY INCENTIVE PLAN AMENDMENT RESOLUTION

To consider and, if thought advisable, to pass an ordinary resolution authorizing the Company to: (a) amend its Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”) by (i) increasing the maximum number of common shares available for issuance thereunder from 24,000,000 common shares to 29,250,000 common shares; (ii) increasing the maximum number of common shares of the Company which may be allocated for issuance under the Bonus Plan component of the Equity Incentive Plan from 2,400,000 common shares to 2,900,000 common shares, (iii) making certain technical amendments to the Equity Incentive Plan; and (b) ratifying the grant of excess stock options made pursuant to the Equity Incentive Plan, as more particularly described in the Management Proxy Circular that accompanies this Notice.

FOR ☐ AGAINST ☐

4.	Upon any permitted amendment to or variation of any matter identified in the Notice of Meeting.

5.	Upon any other matter that properly comes before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:	, 2008.

Signature of Shareholder

(Please print name here)

Note: If not dated, this proxy is deemed to be dated on the day sent by the Company.

Affix label here
Name of Shareholder
Address of Shareholder
(Please advise the Company of any change of address)

NOTES:
A proxy will not be valid unless the completed, signed and dated form of proxy is FAXED to CIBC Mellon Trust Company, Attention: Proxy Department 1-416-368-3976 or 1-866-781-3111 or delivered by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1 or P.O. Box 721, Agincourt, Ontario, M1S 0A1 or delivered by hand to Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays and holidays) before the time at which the Meeting is to be held, or any adjournment thereof.
Any one of the joint holders of a common share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the common share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or an attorney duly authorized in writing.
A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.
The common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot and where a choice with respect to a matter to be acted on is specified, the common shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.
In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote common shares represented thereby for the approval of such matter.

Exhibit 3
SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS
Ivanhoe Energy Inc. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.
I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.

1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):
a)	annual reports including financial statements;

b)	quarterly reports, including financial statements;

c)	notices of meetings of shareholders, management information circulars and forms of proxy; and

d)	such other disclosure documents that the Company makes available by electronic means.
2.	The Documents will be delivered to you by the Company by making them available for your viewing, downloading and/or saving on the Internet website www.ivanhoe-energy.com the “Website”). A Shareholder must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing. The Company will advise you by e-mail when the documents are available on the Website.

3.	The viewing, downloading and/or saving of a Document requires me to use:
a)	a computer with a 486/33 processor (or MacIntosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;

b)	access to an Internet service provider;

c)	the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);

d)	the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and

e)	an electronic mail account to receive notification.
For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.
4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CIBC Mellon by telephone at (866) 781-3111, regular mail at Ivanhoe Energy Inc. c/o CIBC Mellon Trust Company, PO Box 1900, Vancouver, BC V6C 3K9 or via electronic mail at inquiries@cibcmellon.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.
I have read and understand this “Consent for Electronic Delivery of Documents” for Ivanhoe Energy Inc. and consent to the electronic delivery of the Documents on the terms outlined above.
Please complete the below sections then mail or fax the form to CIBC Mellon Trust Company at the address below.

Print Shareholder(s) Name
(as it appears on your cheques, certificates, statements or correspondence)

E-mail Address

Mailing Address
Address 1

Address 2

City, Province/State

Country

Post Code/Zip Code

Date		Shareholder Signature(s)

Print and mail this form to:	or	Print and fax this form to:
CIBC Mellon Trust Company PO Box 1900 Vancouver, BC V6C 3K9		1- 604-688-4301

CIBC Mellon Trust Company PO Box 7010 Adelaide Street Postal Station Toronto, ON M5C 2W9		1-416-643-5501

Exhibit 4
IVANHOE ENERGY INC.
Dear Shareholder:
As a non-registered shareholder of Ivanhoe Energy Inc., you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.
As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at
www.cibcmellon.com/InvestorInquiry.
We encourage you to submit your request online at:
www.cibcmellon.com/FinancialStatements.
Our Company Code Number is 0435B.
NOTE: Do not return this card by mail if you have submitted your request online.
REQUEST FOR FINANCIAL STATEMENTS
TO: CIBC Mellon Trust Company
Please add my name to the Supplemental Mailing List for Ivanhoe Energy Inc. and send me their financial statements as indicated below:

Interim Financial Statements	☐
Annual Financial Statements	☐
(Please Print)

Name

Address

Postal Code/Zip Code

Exhibit 5
IVANHOE ENERGY INC.
654 — 999 Canada Place
Vancouver, BC V6C 3E1
Telephone: 604-688-8323 Fax: 604-682-2060
Notice of Annual General Meeting of Shareholders
May 29, 2008
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of IVANHOE ENERGY INC. (the “Company”) will be held in Suite 629 — 999 Canada Place, Vancouver, British Columbia on Thursday, May 29, 2008, at 9:00 AM local time (the “Meeting”) for the following purposes:
1.	to receive the report of the directors;

2.	to receive the Company’s audited financial statements for the financial year ended December 31, 2007 and the auditor’s report thereon;

3.	to elect directors for the ensuing year;

4.	to appoint auditors for the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	to consider and, if thought advisable, to pass an ordinary resolution authorizing the Company to: (a) amend its Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”) by (i) increasing the maximum number of common shares available for issuance thereunder from 24,000,000 common shares to 29,250,000 common shares; (ii) increasing the maximum number of common shares of the Company which may be allocated for issuance under the Bonus Plan component of the Equity Incentive Plan from 2,400,000 common shares to 2,900,000 common shares, (iii) making certain technical amendments to the Equity Incentive Plan; and (b) ratifying the grant of excess stock options made pursuant to the Equity Incentive Plan all as more particularly described in the Management Proxy Circular that accompanies this Notice; and

6.	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The Board of Directors has fixed April 11, 2008 as the record date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.
A Management Proxy Circular and a form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting. The audited consolidated financial statements of the Company for the year ended December 31, 2007, and the auditor’s report thereon, are expected to be mailed to shareholders on or about April 24, 2008.
A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.
DATED at Vancouver, British Columbia, this 15th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS
“Beverly A. Bartlett”
Beverly A. Bartlett
Vice President & Corporate Secretary